[OBJECT OMITTED]
                              HAEMACURE CORPORATION

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                              First Quarter Report
                      for the period ended January 31, 2002

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Message to Shareholders

Dear Shareholder,

It is with pleasure that we are providing you herewith with Haemacure's most recent press release announcing the 2002 first quarter financial results and other news. Upon reading, you will find that reference is made therein to the 2001 audited consolidated financial statements of the Corporation. Please note that as these statements are part of the 2001 Annual Report that was mailed to our shareholders the week ending March 22 last, we are not attaching them to this copy of the press release. Attached hereto to this press release, you will therefore find Haemacure's fiscal 2002 first quarter financial statements and related Management Discussion and Analysis only.

Among the other news, of significant importance is the following. During the quarter, new agreements were reached with ZLB Bioplasma AG for the HEMASEEL HMN project. These agreements, which were finalized on March 1, 2002, call for cash payments to Haemacure of $12.7 million over a one year period, the transfer to Haemacure of specific equipment with a replacement cost of $3.0 million, which could be used in the manufacture of HEMASEEL HMN, and an additional $7.1 million in cash to be paid as Haemacure reaches certain milestones towards the commercialization of HEMASEEL HMN. In return, ZLB

Bioplasma will receive a 3% royalty on all net revenues received by Haemacure on the sale of the HEMASEEL HMN fibrin sealant for a period of ten years after commercialization. These new agree-ments allow Haemacure to control the commercialization of the HEMASEEL HMN technology, with the technical and financial assistance of a world class plasma fractionator.

For information on Haemacure business, we refer you to the 2001 Annual Report, that you should have received by now.

We wish to confirm that we will resume our practice of providing you with a message from the President next quarter, this quarter being an exception due to the concomitancy of the sending of the Annual Report and the release of the quarterly results.

Yours truly,

/s/ Marc Paquin

Marc Paquin
President and CEO

March 28, 2002

                        2001 University Street, Suite 430
                                Montreal, Quebec
                                 Canada H3A 2A6
                     Tel: (514) 282-3350 Fax: (514) 282-3358

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

                                                 As at             As at
                                              January 31,       October 31,
                                                 2002              2001
                                                   $                 $
------------------------------------------------------------------------------
                                              (Unaudited)        (Audited)
                                                                [Restated -
                                                                 see note 2]

ASSETS
Current assets
Cash and cash equivalents                         905,967           530,190
Temporary investments                             127,032           127,104
Accounts receivable                             3,293,291         3,469,672
Inventories                                     4,639,274         3,188,313
Prepaid expenses                                  691,500           482,340
------------------------------------------------------------------------------
                                                9,657,064         7,797,619
Capital assets  (note 4)                       15,948,633        16,130,664
Other assets                                    6,611,199         6,993,598
------------------------------------------------------------------------------
                                               32,216,896        30,921,881
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness (note 3)                      4,070,618           890,322
Accounts payable and accrued liabilities        7,025,871         7,091,409
Current portion of long-term debt                   1,823             1,778
------------------------------------------------------------------------------
                                               11,098,312         7,983,509
Long-term debt                                  1,017,835         1,006,491
Other liabilities                               8,716,557         8,592,547
------------------------------------------------------------------------------
                                               20,832,704        17,582,547
------------------------------------------------------------------------------

Shareholders' equity
Share capital (note 5)                         87,566,948        87,563,828
Additional paid-in capital                      1,154,500         1,154,500
Deficit                                       (77,337,256)      (75,378,994)
------------------------------------------------------------------------------
                                               11,384,192        13,339,334
------------------------------------------------------------------------------
                                               32,216,896        30,921,881
------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF OPERATIONS

Three months ended January 31,
(Unaudited)                                       2002              2001
                                                   $                 $
------------------------------------------------------------------------------
                                                                [Restated -
                                                                 see note 2]
Revenues
Sales                                           5,187,987         4,106,305
Cost of sales                                   2,037,448         1,930,834
------------------------------------------------------------------------------
Gross margin                                    3,150,539         2,175,471
------------------------------------------------------------------------------

Expenses (income)
Selling and marketing                           2,412,879         2,294,763
General and administrative                      1,288,862         1,296,330
Research and development                          195,695           367,274
Regulatory approvals                              135,473           100,001
Amortization of capital assets                     63,724            64,783
Amortization of other assets                      382,399           382,398
Interest on other liabilities                     128,580           234,181
Interest on long-term debt                         11,983            14,635
Interest on bank indebtedness                      52,199                 -
Other financial expenses                          407,688               452
Investment income                                    (930)          (12,533)
------------------------------------------------------------------------------
                                                5,078,552         4,742,284
------------------------------------------------------------------------------
Loss before income taxes                       (1,928,013)       (2,566,813)
Provision for income taxes                         30,249            12,436
------------------------------------------------------------------------------
Net loss                                       (1,958,262)       (2,579,249)
------------------------------------------------------------------------------

Weighted average number of outstanding
 common shares                                 28,400,055        24,232,950
Basic and diluted loss per common share             (0.07)            (0.11)
------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements


Haemacure Corporation

                       CONSOLIDATED STATEMENTS OF DEFICIT

Three months ended January 31,
(Unaudited)                                       2002              2001
                                                   $                 $
------------------------------------------------------------------------------
                                                                [Restated -
                                                                 see note 2]
Deficit at beginning of period, as
 previously reported                           74,670,693        67,753,263
Adjustment for implementation of new
 accounting rules (note 2)                        708,301           326,821
------------------------------------------------------------------------------
Deficit at beginning of period, as restated    75,378,994        68,080,084
Net loss for the period                         1,958,262         2,579,249
Share issue expenses                                    -            (3,883)
------------------------------------------------------------------------------
Deficit at end of period                       77,337,256        70,655,450
------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements

Haemacure Corporation


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Three months ended January 31,
(Unaudited)                                       2002              2001
                                                   $                 $
------------------------------------------------------------------------------
                                                                [Restated -
                                                                 see note 2]

OPERATING ACTIVITIES
Net loss                                       (1,958,262)       (2,579,249)
Items not affecting cash
  Amortization of capital assets                   63,724            64,783
  Amortization of other assets                    382,399           382,398
  Accrued interest on long-term debt               11,817            14,324
  Accrued interest on other liabilities           128,580           234,181
  Foreign exchange gain                           (10,450)          (11,733)
  Unrealized foreign exchange loss                 (4,498)         (144,274)
------------------------------------------------------------------------------
                                               (1,386,690)       (2,039,570)
Net change in non-cash working capital
 balances related to operations                (1,245,448)       (1,435,922)
------------------------------------------------------------------------------
Cash flows relating to operating
 activities                                    (2,632,138)       (3,475,492)
------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness                   5,359,318                 -
Repayment of debt indebtedness                 (2,179,022)                -
Issuance of common shares                           3,120                 -
Share issue expenses                                    -             3,883
Repayment of long-term debt                          (428)          (17,053)
------------------------------------------------------------------------------
Cash flows relating to financing
 activities                                     3,182,988           (13,170)
------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition of temporary investments                    -           341,885
Acquisition of capital assets                    (900,919)       (3,267,316)
Net change in non-cash working capital
 balances related to investing activities
 (note 4)                                         715,396         1,207,594
------------------------------------------------------------------------------
Cash flows relating to investing activities      (185,523)       (1,717,837)
------------------------------------------------------------------------------

Effect of exchange rate changes on cash
 and cash equivalents                              10,450            11,733
------------------------------------------------------------------------------

Net change in cash and cash equivalents           375,777        (5,194,766)
Cash and cash equivalents at beginning
 of period                                        530,190         7,072,703
------------------------------------------------------------------------------
Cash and cash equivalents at end of period        905,967         1,877,937
------------------------------------------------------------------------------


Supplemental information
Interest paid                                      52,366               311
Income taxes paid                                  30,248            12,436
------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002
(Unaudited)

1.   Basis of Presentation

     These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Corporation's most recent annual consolidated financial statements, except as indicated in note 2 below. All disclosures required for annual consolidated financial statements have not been included in these financial statements. Therefore, these interim consolidated financial statements should be read in conjunction with the Corporation's most recent annual consolidated financial statements.

     The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future.

     The balance sheet as at October 31, 2001 has been derived from the audited financial statements as at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     For further information, refer to the consolidated financial statements and footnotes thereto for the year ended October 31, 2001.

2.   Change in accounting principles

     On November 1, 2001, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for foreign exchange gains and losses on monetary items that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: As at October 31, 2001, total assets decreased by $708,301 and deficit increased by $708,301. As at January 31, 2002, the total assets decreased by $665,783 and deficit increased by $665,783. For the three-months ended January 31, 2002 and 2001, the net loss decreased by $42,518 and $156,180 respectively.

3.   Bank indebtedness

     The Corporation has a revolving credit facility agreement, which has a term of 3 years, equivalent to approximately $9,500,000 (US $ 6 million), based on eligible accounts receivable and eligible inventory. The facility bears interest at US prime rate plus 2.25% (effective January 31, 2002: 7.0%) and is collateralized by accounts receivable, inventories, equipment and intangible assets located in the United States. As at January 31, 2002, the Corporation has drawn an amount of $4.07 million against the line of credit.

4.   Statements of cash flows

     During the quarter ended January 31, 2002, the Corporation received credit notes amounting to $1,019,226 for fixed assets purchased in the year ended October 31, 2001. This non-monetary transaction reduced the cost of fixed assets under construction during the quarter ended January 31, 2002.

5.   Share Capital

     On December 31, 2001, the Corporation issued 1,300 common shares for proceeds of $3,120 upon the exercice of warrants. As at January 31, 2002, the number of common shares outstanding is 28,400,917.

     During the quarter ended January 31, 2002, 4,097,348 warrants expired unexerciced.

6.   Stock Option Plan

     A summary of the situation as at January 31, 2002 of the Corporation's fixed-price stock option plan and the changes made during the three-month period then ended is shown below:

                                                                  Weighted
                                                                  average
                                                                  exercice
                                                Options            price
                                              ------------------------------
     Outstanding options, as at
      October 31, 2001                          1,396,469           3.50
     Granted                                      397,362           1.05
     Expired / forfeited                         (134,275)          4.75
     -----------------------------------------------------------------------
     Outstanding options, as at
      January 31, 2002                          1,659,556           2.81
     -----------------------------------------------------------------------
     Exercisable options, as at
      January 31, 2002                          1,411,806           2.95
     -----------------------------------------------------------------------

January 31, 2002
(Unaudited)

7.   Segment disclosures

     The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the locations of the customers.

     Geographic information
                                Sales                    Capital assets
                        ----------------------      -------------------------
                         For the three months          As at         As at
                           ended January 31         January 31,   October 31,
                          2002          2001           2002          2001
                           $             $              $             $
     ------------------------------------------------------------------------

     Canada                     -            -         629,418       662,520
     United States      5,187,987    4,106,305         343,524       323,093
     England                    -            -      14,975,691    15,145,051
     -----------------------------------------------------------------------
                        5,187,987    4,106,305      15,948,633    16,130,664
     -----------------------------------------------------------------------

8.   Subsequent event

     On March 1, 2002, the Corporation entered into a settlement agreement with ZLB Bioplasma AG ["Bioplasma"] with regard to the discontinuance of license and supply agreements regarding Hemaseel HMN, the Corporation's proprietary fibrin sealant. Under the terms of termination, Bioplasma will pay the Corporation US$ 8.0 million [Ca$ 12.7 million] in three cash payments spread over a one year period and transfer to the Corporation specific equipment which could be used towards the manufacturing of Hemaseel HMN having an estimated replacement value of US$1.8 million [Ca$ 3.0 million].

     In addition, the two parties have also entered into a licensing agreement that provides for the transfer of all technology and know-how held by Bioplasma related to Hemaseel HMN to the Corporation. Bioplasma will also provide future cash payments of US$ 4.5 million [Ca$ 7.1 million], payable upon the Corporation reaching certain milestones towards the development and setting up of a manufacturing facility for Hemaseel HMN. In return, Bioplasma will receive a 3% royalty on all net revenues received by the Corporation on Hemaseel HMN fibrin sealant for a ten-year period starting upon commercialization.

9.   Comparative figures

     Certain of the 2001 quarterly figures have been reclassified in order to conform with the quarterly presentation adopted in 2002.

March 21, 2002

Management Discussion and Analysis of Financial Results for the First Quarter of Fiscal 2002

For the first quarter of fiscal year 2002 Haemacure experienced its first decline in overall revenues, from a preceding quarter, since it began sales activities in 1998. While the sales of HEMASEEL APR and devices increased, at a slower rate than previous quarters, GELFOAM commissions declined. This was the result of a portion of the product line being backordered. Haemacure has also seen a decline in the sales growth rate of its fibrin sealant and devices since the events of September 11, 2001. The positive results were total revenues increased over the first quarter of last year. Gross margins improved significantly from the same quarter last year, operating expenses were higher than the same period last year, due to a one time write-off of fees and termination penalties associated with changing lenders on the credit facility, and the loss for the quarter declined from the same quarter last year.

During the quarter, Haemacure management negotiated new agreements with ZLB Bioplasma AG for the HEMASEEL HMN project, whereby Haemacure assumed responsibility for the commercialization of the product, with substantial, financial and technological assistance from Bioplasma. The agreements, which were finalized on March 1, 2002, calls for: cash payments to Haemacure of $12.7 million over a one year period; the transfer of specific equipment with a replacement cost of $3.0 million, which could be used in the manufacture of HEMASEEL HMN; an additional $7.1 million in cash to be paid if and when Haemacure reaches certain milestones in the commercialization of HEMASEEL HMN. In return, Bioplasma will receive a 3% royalty on all net revenues received by Haemacure on the sale of the HEMASEEL HMN fibrin sealant for a period of ten years after commercialization.

The project for the manufacture of HEMASEEL APR and its frozen formulation by Bio Products Laboratory (BPL) experienced a delay, estimated at six months, due to inaccurate machinery specifications obtained during the technology transfer. The inaccuracy caused a vital piece of equipment, already installed, to have to be retrofitted at the expense of the licensor. Haemacure expects to manufacture its own HEMASEEL APR fibrin sealant, through BPL, for clinical studies in early calendar year 2002, and for commercial distribution some time in calendar year 2004.

On November 20, 2001, the Corporation signed a revolving credit facility agreement, which has a term of 3 years, for an amount of US$6,000,000 [approximately C$9,500,000] with a new lender based on eligible accounts receivable and eligible inventory. The facility bears interest at the US prime rate plus 2.25% and is collateralized by accounts receivable, inventories, equipment and intangible assets located in the United States. The line of credit agreement with the previous lender was then terminated and the outstanding bank indebtedness repaid. As a result, a termination fee of US$190,000 was paid. This fee is expected to be recouped over the life of the new facility through lower interest expenses.

Results of Operations
Change in accounting principle

On November 1, 2001, the Company adopted a new recommendation of the Canadian Institute of Chartered Accountants with respect to accounting for foreign exchange gains and losses on monetary items that have a fixed or ascertainable life extending beyond the end of the following year. Prior to this new pronouncement, which is not mandatory until the Company's' next fiscal year, the gains and losses were deferred and amortized over the term of the related items. The new recommendation requires that these gains and losses be included in net income as they occur. This change in accounting treatment has been applied retroactively, as required, with the following impacts; at October 31, 2001, total assets decreased by $708,301 and deficit increased by a like amount; At January 31, 2002, total assets decreased by $665,783 and the deficit increased by a like amount. For the quarter ended January 31, 2002, and 2001, the net loss decreased by $42,518 and $156,180 respectively.

Revenues

Revenues totaled $5.19 million for the quarter compared to $4.11 million for the same quarter of fiscal 2001, an improvement of 26% overall. Sales of HEMASEEL APR increased 19% and device sales increased 59% over the same quarter last year. There were no GELFOAM revenues for the first quarter of fiscal 2001. As previously stated, first quarter sales declined from the fourth quarter of fiscal 2001, as a result of decreased GELFOAM commissions and a slow down in the growth rate of fibrin sealant sales after the events of September 11, 2001. However, HEMASEEL APR sales increased 1% and device sales increased 7% over the fourth quarter.

Gross Margins

Previously, Haemacure announced a settlement with the supplier of HEMASEEL APR related to prior years cost issues and settled on lower, fixed prices for fibrin sealant through the end of its supply contract. The results of that agreement, coupled with increased device sales and GELFOAM commissions, increased gross margins to 61% from 53% a year ago and up from 59% for the fourth quarter of fiscal 2001. Price erosion continues, but at a much lower pace than in the past.

Operating Expenses

For the quarter, operating expenses were $5.08 million, an increase of 7% from the same quarter last year, $4.74, but were down from the fourth quarter, $5.14 million. However, operating expenses before interest, taxes, depreciation and amortization, declined as compared to the first and fourth quarters of fiscal 2001.

Sales and Marketing expenses were $2.41 million compared to $2.29 million for the first quarter of fiscal 2001. The increase resulted from increased commissions on increased sales and increased convention expenses, as the Company attended more events to compensate for a slow down in surgeries for the first quarter. First quarter expenses were comparable to the fourth quarter expenses of $2.46 million, except for the fourth quarter having higher commissions.

General and Administrative costs decreased slightly to $1.29 million from the same period expenses for last year at $1.30 million. The net decrease was the result of lower consulting fees and public reporting expenses, partially offset by early adoption of the new foreign exchange accounting rules. Some reporting costs moved into the second quarter as a result of delayed reporting caused by the ZLB Bioplasma AG agreements coming at the end of the quarter. The quarters' expenses decreased from the $1.59 million incurred in the fourth quarter of fiscal year 2001, which was significantly impacted by early adoption of the new foreign exchange rule.

Research, Development and Regulatory expenses for the first quarter declined to $.33 million from $.47 million last year, due to a decline in personnel and clinical trial expenses for HEMASEEL APR being delayed, as previously discussed. Fourth quarter, fiscal 2001 expenses totaled $.40 million. These expenses are expected to increase for the remainder of the year as the clinical trials begin.

Other Expenses increased, partially offsetting savings in the other departmental expenses. This resulted from a one-time early termination penalty and fees related to the replaced line of credit, as previously explained. This penalty will be offset by lower interest costs in the future, related to the replacement line of credit.

Net Loss for the first quarter was $1.96 million, or ($.07) per share compared to a net loss of $2.58 million or ($.11) for the first quarter of fiscal 2001. The fourth quarter of Fiscal 2001, including the $2.35 million settlement with the supplier of HEMASEEL APR, was a profit of $.32 million or $.04 per share.

Assets, Liquidity and Capital Resources

As the revenue growth rate declined for the first quarter of fiscal year 2002, certain expected changes occurred to balance sheet items. Notably, accounts receivable declined, inventories increased and cash, which should have declined, did not, as a result of the infusion from the new inventory credit facility. Additionally, accounts payable would be expected to increase, but did not, as the Company received certain credits related to supplies which expired as a result of the delay in validating certain equipment at the BPL facility. The credits received for expired supplies mentioned above, also caused the capital assets to decline, as those validation supplies become a capital asset when used to validate equipment. The new credit facility, which includes inventory as well as accounts receivable, allowed for increased borrowings resulting in higher bank indebtedness.

With the infusion of cash from the new ZLB Bioplasma AG agreements, and the potential additional infusions should Haemacure reach certain milestones in the commercialization of HEMASEEL HMN, coupled with the expanded credit facility, the liquidity requirements for continued growth and expansion are substantially met. The Company sees no need for near term, additional capital infusions.

Outlook

Haemacure's continued, strong performance during the first quarter of its new fiscal year, in the midst of a recession, is evidence that there remains strong demand for the Company's products. With renewed emphasis on distribution channels, new products and the regaining of control over the commercialization of HEMASEEL HMN, the Company's patented, fibrin sealant, the future looks bright for Haemacure. The financial condition of the Company has never been better, with liquidity in hand, the potential for further cash infusions and strong credit facility to assist with working capital growth. Haemacure is poised to achieve its goal of being a leading, fibrin sealant company. Over the coming months, Haemacure will disclose its plans for the commercialization of HEMASEEL HMN, while continue to expand and promote the use of HEMASEEL APR.